Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three:
The Director M Plus
AmSouth Variable Annuity M Plus
The Director M Select Plus

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three:
The Director M Plus

August 3, 2022 update to product notice dated May 2, 2022

This update to the product notice outlines changes due to changes in fees related to certain investment options since the product notice dated May 2, 2022. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
2. Key Information Table
Appendix A - Funds Available Under the Contract
This supplement is for informational purposes and requires no action on your part.

In section 2. Key Information Table: The table showing the lowest and highest cost you could pay each year, based on current charges is deleted and replaced with the following table:

Lowest Annual Cost: $2,067	Highest Annual Cost: $4,427
Assumes:	Assumes:
•Investment of $100,000	•Investment of $100,000
•5% annual appreciation	•5% annual appreciation
•Least expensive fund fees and expenses	•Most expensive combination of optional benefits and fund fees and expenses
•No sales charges or advisory fees	•No sales charges or advisory fees
•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B (formerly AB VPS Balanced Wealth Strategy Portfolio) Adviser: AllianceBernstein, L.P.	0.92%
AB VPS Growth and Income Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.84%*
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.15%
AB VPS Small/Mid Cap Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.05%
AB VPS Sustainable International Thematic Portfolio - Class B (formerly AB VPS International Growth Portfolio) Adviser: AllianceBernstein, L.P.	1.48%*

*	Annual expenses reflect temporary fee reduction under an expense reimbursement or fee waiver arrangement.
This update should be retained for future reference.

HV-7912